EXHIBIT 4.4

Amendment to EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan, dated September 10, 2013

Effective as of September 10, 2013, the EZchip Semiconductor Ltd. 2007 U.S. Equity Incentive Plan (the “Plan”) is hereby amended as follows (the “Amendment”):

4.	Section 3(a) of the Plan shall be deleted in its entirety and replaced with the following:

“SHARE RESERVE. Subject to the provisions of Section 8(a) relating to adjustments upon changes in share capital, the aggregate number of Ordinary Shares of the Company that may be issued pursuant to Awards upon the Effective Date shall be one million two hundred thousand (1,200,000) shares.  Any Ordinary Shares which remain unissued and which are not subject to outstanding Awards at the termination of the Plan shall cease to be reserved for the purpose of the Plan, but until termination of the Plan the Company shall at all times reserve sufficient number of Ordinary Shares to meet the requirements of the Plan.  Should any Award for any reason expire or be canceled prior to its exercise or relinquishment in full, the Ordinary Shares therefore subject to such Award may again be subjected to an Award under the Plan or under the Company's other equity incentive plans.  Any Shares subject to Awards shall be counted against the numerical limits of this Section 3(a) as one Ordinary Share for every Ordinary Share subject thereto.”

5.	Except as explicitly amended by this Amendment, all other terms of the Plan shall remain in full force and effect.